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Exhibit (a)(1)(I)

LETTER FROM TRIBUNE COMPANY TO PARTICIPANTS
IN ITS RETIREMENT PLANS

May 30, 2006

Dear Retirement Plan Participant:

        On May 30, 2006, Tribune Company (the "Company") commenced an offer to purchase for cash up to approximately 53 million shares of the common stock of the Company. Copies of the relevant documents making the Company's offer (which together constitute the "Tender Offer") are enclosed with this letter. You are urged to examine the Tender Offer carefully.

        As a participant in any of the Tribune Company 401(k) Savings and Profit Sharing Plan, the Tribune Company Defined Contribution Retirement Plan, the KPLR, Inc. 401(k) Plan, the Tribune Broadcasting Retirement Plan or the Times Mirror Savings Plus Plan (collectively, the "Retirement Plans"), you have the right to instruct The Northern Trust Company, the Trustee of the Retirement Plans, whether or not to tender any shares of common stock of the Company allocated to your Retirement Plan account ("Plan Shares"). If, after reading the enclosed materials, you want to offer to tender your shares, you must follow the instructions contained in the enclosed Response Procedures, fill out and sign the election form enclosed, and mail the form in the enclosed envelope. If you do not wish to use the enclosed envelope, you may also mail your election form to: The Northern Trust Company c/o Ellen Philip Associates, 134 West 26th Street, New York, NY 10001. Neither the Trustee nor the Company's Board of Directors is making any recommendation to you as to whether to tender or refrain from tendering your Plan Shares or as to the price or prices at which you may choose to tender your Plan Shares. You must make your own decision as to whether to tender your Plan Shares and, if so, how many Plan Shares to tender and the price or prices at which you will tender them. If you do elect to tender Plans Shares, any proceeds received in respect to such Plan Shares will be invested in the Vanguard Prime Fund and will remain in the Retirement Plans; provided, however you may elect to redirect the proceeds to any of the other available investments under the Retirement Plans once the proceeds have been allocated to your account under the Retirement Plans. The enclosed Letter of Transmittal, which direct shareowners are to use, has been included for your information only and cannot be used to instruct the Trustee of the Retirement Plans as to whether to tender Plan Shares held under the Retirement Plans.

        If you are also a direct shareowner of the Company, you will receive under separate cover another copy (or copies) of the Tender Offer documents which can be used to tender your directly-owned shares if you choose to do so.

        You understand that the Trustee has the sole authority under the Retirement Plans to tender Plan Shares as described herein. However, under the terms of the Retirement Plans, each participant or beneficiary, including you, is designated a "named fiduciary" for purposes of making a decision as to whether to instruct the Trustee to offer the Plan Shares allocated to your account under the Retirement Plan for sale in accordance with the terms of the tender offer. You understand that, because you are designated a "named fiduciary" for tender offer purposes under your Retirement Plan, the Trustee is required to follow your validly delivered instructions, provided they are in accordance with the terms of the Retirement Plan in question and are not inconsistent with its responsibilities under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Fiduciaries under ERISA (including persons designated "named fiduciaries") are required to act prudently, solely in the interests of the Plan participants and beneficiaries, and for the exclusive purpose of providing benefits to Plan participants and beneficiaries. As a "named fiduciary" you are entitled to instruct the Trustee whether to tender all or a portion of the Plan Shares allocated to your account under your Retirement Plan as of the expiration date of the tender offer. By signing, dating and returning the instruction form you accept this designation under the plan as a "named fiduciary" and understand that you should exercise your instruction rights in a prudent manner.

        Please note that the Retirement Plans are prohibited by law from selling Plan Shares to the Company for a price that is less than the prevailing market price of the Company's common stock. Accordingly, if you elect to tender Plan Shares at a price that is lower than the closing price of the Company's common stock on the date the tender offer expires, the tender price you elect will be deemed to have been increased to the closest tender price that is not less than the closing price of the Company's common stock on the New York Stock Exchange on the date the tender offer expires. This could result in the selected percentage of your Plan Shares not being accepted for purchase by the Company. Similarly, if you elect to maximize the chance of having the Company purchase Plans Shares that you are instructing the trustee to tender by checking box 4 on the instruction form and the closing price of the Company's common stock on the New York Stock Exchange on the date the tender offer expires is within the range of prices set forth on the instruction form, the tender price you elect will be deemed to have been increased to the closest tender price that is not less than the closing price of the Company's common stock on the New York Stock Exchange on the date the tender offer expires. If the closing price of the Company's common stock on the date the tender offer expires is greater than the maximum price available in the tender offer, none of the Plan Shares will be tendered and your tender instruction will be deemed to have been withdrawn.

        If valid instructions to tender Plan Shares are not received by 5:00 p.m., New York City time, on June 22, 2006, the Plan Shares allocated to your Retirement Plan account will not be tendered. Please note that your instructions as to whether or not you tender will be kept confidential from the Company. You also may request the Trustee to withdraw any tender instruction you have previously submitted, as long as you do so prior to 5:00 p.m., New York City time, on June 22, 2006. If the tender offer is extended, then you must ensure that the Trustee receives any withdrawal requests or instruction forms that you send by 5:00 p.m., New York City time, on the date that is two (2) New York Stock Exchange trading days before the new expiration date. To withdraw an instruction, you must fax to the Trustee's agent at (212) 645-8046 a later dated written notice of withdrawal by 5:00 p.m., New York City time, on June 22, 2006, unless the Company extends the offer. The request to withdraw the information sent to the Trustee's agent must: (i) specify the name of the participant or beneficiary who has made the instruction that is being withdrawn, and the participant's or beneficiary's social security number and (ii) be signed by the participant or beneficiary in the same manner as the original signature on the Instruction Form by which the instruction that is being withdrawn was made.

INSTRUCTION FORM
TRIBUNE COMPANY 401(k) SAVINGS AND PROFIT SHARING PLAN
TRIBUNE COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN
KPLR, INC. 401(k) PLAN
TRIBUNE BROADCASTING RETIREMENT PLAN
TIMES MIRROR SAVINGS PLUS PLAN
(the "Retirement Plans")

Participant Name & Address Computer-printed here for window of envelope	9999999999 unique control number computer-printed here.

In accordance with the Tribune Company Offer to Purchase dated May 30, 2006, a copy of which I have received, I hereby instruct The Northern Trust Company, the Trustee of the Retirement Plans, to tender or not to tender shares of Tribune Company common stock allocated to my Retirement Plan account prior to the expiration of such Offer to Purchase, as follows:

☐	1.	I DO NOT WANT TO TENDER SHARES
☐	2.	I WANT TO TENDER ALL MY SHARES
☐	3.	I WANT TO TENDER % OF MY SHARES (Insert Percentage Not to Exceed 100%; number of shares tendered will be rounded down to nearest whole share, but number tendered will not be less than one.)
☐	4.	I WANT TO MAXIMIZE the chance of having Tribune Company (the "Company") purchase all of the shares I tender. Accordingly, by checking this ONE BOX INSTEAD OF ONE OR MORE OF THE PRICE BOXES BELOW I am willing to accept the purchase price determined by the Company pursuant to the Tender Offer (as defined in the Letter of Transmittal). This action could result in receiving a price per share as low as $28.00.
☐	5.	By writing a percentage in one or more of the spaces below INSTEAD OF CHECKING THE BOX ABOVE, I elect to tender shares at the price(s) indicated. This action could result in none of the shares being purchased if the purchase price for the shares is less than the price(s) selected. If the purchase price for the shares is equal to or greater than the price(s) selected, then the shares purchased by the Company will be purchased at the purchase price.
% $28.00	% $29.00	% $30.00	% $31.00	% $32.00
% $28.25	% $29.25	% $30.25	% $31.25	% $32.25
% $28.50	% $29.50	% $30.50	% $31.50	% $32.50
% $28.75	% $29.75	% $30.75	% $31.75

        Note: The sum of the percentages you write in must not exceed 100%. If the sum of all such percentages exceeds 100%, none of the shares allocated to your account will be tendered.

        I understand that, because I am designated a "named fiduciary" for tender offer purposes under your Retirement Plans, the Trustee is required to follow my validly delivered instructions, provided they are in accordance with the terms of the Retirement Plans in question and a not inconsistent with its responsibilities under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). By signing, dating and returning the instruction form, I accept this designation under the applicable Retirement Plan as a "named fiduciary" and understand that I should exercise my instruction rights in a prudent manner.

        I acknowledge that: (i) the Retirement Plans are prohibited by law from selling my shares to the Tribune Company (the "Company") for a price that is less than the prevailing market price of the Company's common stock, (ii) if I elect to tender Plan Shares at a price that is lower than the closing price of the Company's common stock on the date the tender offer expires, the tender price I elected above will be deemed to have increased to the closest tender price that is not less than the closing price of the Company's common stock on the New York Stock Exchange on the date the tender offer expires (iii) this adjustment could result in the selected percentage of my shares not being accepted for purchase by the Company, (iv) if I elect to maximize the chance of having the Company purchase my shares by checking box 4 on the instruction form above and the closing price of the Company's common stock on the New York Stock Exchange on the date the tender offer expires is within the range of prices set forth on the instruction form, the tender price I elected will be deemed to have increased to the closest tender price that is not less than the closing price of the Company's common stock on the date the tender offer expires, and (v) if the closing price of the Company's common stock on the date the tender offer expires is greater than the maximum price available in the tender offer, none of the shares will be tendered my tender instruction above will be deemed to have been withdrawn.

, 2006
SIGNATURE	DATE

Incorrectly completed or unsigned forms will be discarded in the Tender Offer. Please note that any proceeds received in respect of shares will be invested in the Vanguard Prime Fund until you direct otherwise.

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  Exhibit (a)(1)(I)